Exhibit 21


                      SUBSIDIARIES OF THE REGISTRANT


Name                              State of Incorporation

Texas-New Mexico Power Company       Texas
Bayport Cogeneration, Inc.           Texas
TNP Operating Company                Texas

Each subsidiary of the Company conducts its business under its own name. Texas-New Mexico Power Company has two wholly owned subsidiaries, Texas Generating Company and Texas Generating Company II, each incorporated in Texas.

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